SpectRx, Inc. (770) 242-8723

Bill Wells - Media

SpectRx, Inc. Receives $1.5 million From Sale of BiliChek® Assets

NORCROSS, GA (November 1, 2005) -- SpectRx, Inc. (OTCBB: SPRX) today announced it received $1.5 million from Respironics, Inc. for the remaining potential earnout from the 2003 sale of the BiliChek® product line.

"We believe that this non-dilutive funding will provide us with the capital necessary to continue the launch of our new SimpleChoice twist insulin pump infusion set and increase sales of our existing products," said Mark A. Samuels, chairman and chief executive officer of SpectRx. "The funding should also help us move toward completing the separate funding of our non-invasive cervical cancer detection technology development."

SpectRx sold the BiliChek® product line to Respironics in March 2003 for $5 million in cash and $6.25 million in potential additional earnouts, based on achievement of certain operating results. In conjunction with the receipt of this payment of $1.5 million, Respironics also released SpectRx from any liability for repayment of an earlier advance of $1.3 million on potential earnouts. In total, SpectRx has received approximately $9.5 million for the product line.

Using its expertise in biophotonics, SpectRx developed the BiliChek® as a replacement for a painful blood test for newborns suffering from infant jaundice. Elements of this technology, including several patents issued for the BiliChek®, are being used to develop the non-invasive cervical cancer detection device, which currently is in pivotal clinical trials necessary for Food and Drug Administration regulatory approval.

About SpectRx, Inc.

SpectRx, Inc. (OTCBB: SPRX) is a diabetes management company developing and providing innovative solutions for insulin delivery and glucose monitoring. SpectRx markets the SimpleChoice® line of innovative diabetes management products, which include insulin pump disposable supplies. SpectRx also plans to develop a consumer device for continuous glucose monitoring. The company is commercializing its non-invasive cancer detection technology through subsidiary company Guided Therapeutics, Inc., which SpectRx intends to separately finance with private funds. For more information, visit SpectRx's web sites at www.spectrx.com, www.mysimplechoice.com and www.guidedtherapeutics.com.

Trademarks are owned by their respective companies.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include: the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and subsequent quarterly reports.

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